

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

*Via U.S. Mail and Facsimile (480/347-4203 and 866/536-4044)*

February 14, 2011

Jeffrey I. Rassas
Chief Executive Officer
YouChange Holdings Corp.
7154 East Stetson Drive, Suite 330
Scottsdale, Arizona  85251

>    **Re:    YouChange Holdings Corp.**
>    **Current Report on Form 8-K/A**
>    **Filed January 20, 2011**
>    **Form 10-K for the Fiscal Year Ended June 30, 2010**
>    **Filed October 13, 2010**
>    **Form 10-Q for the Quarter Ended September 30, 2010**
>    **Filed November 15, 2010**
>    **File No.  333-152959**

Dear Mr. Rassas:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K</u>

<u>General</u>

1.  We note disclosure on page 2 that you entered the Share Exchange Agreement and closed on the transaction on December 31, 2010, but you did not file the Form 8-K relating to this transaction until January 18, 2011.  In future filings, please file or furnish a Form 8-K within four business days after the occurrence of the event pursuant to Form 8-K instructions.  Note that untimely filings such as this render you ineligible to use Form S-3 for a period of twelve months plus any portion of a month immediately preceding the filing of a registration statement.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

2. Please disclose whether the purchase price included any cash, as anticipated in the letter of intent discussed on page 8 of your Form 10-K. Provide a discussion of the anticipated accounting treatment for the transaction, including the method, the identification of the accounting acquirer, the determination of purchase price, if applicable, the treatment of advance deposits previously reported on the balance sheet, and other material considerations. Please address the criteria in paragraphs 10 through 15 of ASC 805-10-55 in your discussion of how you determined the accounting acquirer.

3. We note your summary of the Share Exchange Agreement on page 2. Please revise to provide information pursuant to Item 2.01(c) and (d) of Form 8-K including:

- The identity of the persons from whom the common shares of Feature Marketing, Inc. were acquired;

- The nature and amount of consideration given or received for the all of the issued and outstanding shares of Feature Marketing, Inc. including the number of shares of Feature Marketing, Inc. you received, as well as all of the consideration given for such shares. In this regard, we note that the recitals to the Share Exchange Agreement contemplate the issuance of a Promissory Note;

- The formula used to determine the amount of consideration; and

- The employment agreement with and additional compensation to Mr. Packouz.

4. In the Share Exchange Agreement, we note the reference to a "Promissory Note" on page 1, in section B of the Recitals. Please revise your filing to provide the disclosure required under Item 2.03 of Form 8-K, or tell us why this disclosure is not required.

5. Please revise to discuss whether you required board and shareholder approval to enter into the Share Exchange Agreement and how you obtained such approval.

Item 1. Description of Business, page 2

6. Please significantly revise this section to clearly explain how you intend your business to operate and how you will generate revenue.

7. In this section and the Risk Factors, you refer several times to the "Green Tech" and "e-Waste" sectors. Please explain what these references are intended to mean the first time that you use these terms.

8. In the risk factor entitled "We may fail to protect adequately our proprietary processes . . . " on page 10, you say that your success depends on your ability to market technologically competitive processes and services; however nothing in the description of your business suggests that your business involves marketing technologically competitive processes and

services.  Please enhance the description of your business and/or your risk factor as necessary to explain what you mean by this reference.

9.  In the first full paragraph on page 3, please explain what type of retail locations you will implement partnerships with, and elaborate on the nature of those partnerships.  Explain how your partnership with these locations will increase store foot traffic and how you will benefit from this.

10. Please elaborate on the software you will offer as a service.  Please also describe the licensing fees and proprietary data you refer to on page 7 under the risk factor entitled "Our purposes in entering into the Share Exchange Agreement with FMI . . ."

11. Explain how you benefit from the "substantial well established relationships and member networks that have been developed over the past 19 years of operation".  Also clarify whose relationships and networks, and whose 19 years of operation you are referring to.  We note your disclosure in the same paragraph that you were only formed in 2008.

Market Opportunity and Business Strategy, page 4

12. Please explain your business more clearly, avoiding the use terms such as "YouChange platform", "reverse logistics network" and "reCommerce silo."  Also clarify what business you intend to conduct as a result of building an "online interactive media site popularized through the strategic integration of the YouChange platform into environmental sustainability informational websites, both to monetize and aggregate the existing web traffic".  Do you mean that you will advertise or otherwise make your refurbishment services available through third-party environmental information websites?

13. Please explain in greater detail the "direct sales module" and "member rewards redemption" through which electronic items will be re-circulated into the marketplace.

14. In the last paragraph on page 4, please disclose who is the recognized industry resource with whom you have established a partnership.  Discuss the material terms of the partnership and file a copy of the partnership agreement as an exhibit.

15. At the end of the last paragraph on page 4, you refer to "extensive databases" that you will offer to various entities.  Please explain what these databases are and clarify whether you actually have the databases or if you are planning to develop them.

16. Please describe in more reasonable detail exactly what you are negotiating for to create primary awareness of the YouChange eWaste platform.  Please also discuss in more detail your efforts to create a network of certified recycling processing companies.  For example, are you seeking out existing recyclers?  Do you intend to outsource the recycling and refurbishment work the company will do?  How many recyclers or refurbishers are you in discussions with and where are they located?  When do you expect to have formalized your relationships with them and on what terms?

Item 1A.  Risk Factors, page 5

17. Please revise to include a separate risk factor to disclose that your auditor has issued an opinion that raises substantial doubt about your ability to continue as a going concern.

Our purpose in entering into the Share Exchange Agreement with FMI . . . , page 6

18. The reference at the end of this risk factor to your acquisition of YouChange appears to be in error.  Please revise.

Our proprietary technology may not be enforceable . . . , page 10

19. It is not clear from this risk factor or from the description of your business what proprietary technology you have or use, or how the conduct of your business could infringe on the intellectual property rights of others.  Please revise this risk factor and/or your business description as necessary to enable investors to understand how you are impacted by this risk.

Our executive officers, directors and principal shareholders . . . , page 11

20. Please quantify the "substantial portion" of your outstanding shares of common stock that are owned by your officers, directors and principal shareholders in order to provide investors with more information about the significance of this risk.

Management's Discussion and Analysis, page 11

21. Note that the information here and throughout the 8-K, to the extent it is responsive to Item 2.01(f) of Form 8-K, must be the information that would be required if you were filing on a Form 10 upon consummation of the acquisition transaction.  Therefore, the MD&A should reflect the operations of the combined companies, including FMI.  Please also update this information as of December 31, 2010.

Liquidity and Capital Resources, page 12

22. Please expand this disclosure, as well as disclosure in future filings, to provide detailed discussion of the milestones of your business plan, including a discussion of the milestones you have yet to achieve and the specific steps needed to accomplish each milestone.  Also provide a timeline for reaching each milestone in weeks or months. Also, in your discussion provide a detailed analysis of the costs of each step and how you intend to finance this project.  The discussion of your efforts to obtain additional capital should describe the specific plans underway, risks and uncertainties regarding such plans, and contingency plans in the event efforts underway are not successful in sufficient detail for an investor to understand such matters through the eyes of management.

Item 4.  Security Ownership of Certain Beneficial Owners and Management, page 13

23. We note that you have removed Mr. Voorhees and his 17% ownership from this table in the amended 8-K.  Please tell us supplementally why you removed his information.

Item 5.  Directors and Executive Officers, page 14

24. Please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director.  Please refer to Item 401(e) of Regulation S-K.

25. We note disclosure that Mr. Rassás  "recently" served as President and CEO of Global Alerts and he "served" as Co-Chairman and CEO of ImproveNet.  Please revise the biographies of each of your officers and directors to provide their business experience for at least the past five years, including specific dates for each term of employment, the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant.  Please refer to Item 401(e) of Regulation S-K.

Item 6.  Executive Compensation, page 15

26. We note disclosure on page 15 of your Form 8-K that YCNG officers receive only a salary.  We note disclosure in the first sentence on page 29 of your Form 10-K for the fiscal year ended June 30, 2010, that none of your officers receive a salary; however they have been paid a monthly consulting fee.  Please revise to provide the information required pursuant to Item 402 of Regulation S-K including the Summary Compensation Table in Item 402(n) of Regulation S-K and paragraph (e)(4) of Item 407 of Regulation S-K.  See Item 6 of the Form 10 Instructions.  In the Summary Compensation Table please include all of the amounts you have paid to your named executive officers, including all fees and salaries.

Item 7.  Certain Relationships and Related Transactions . . ., page 16

27. Please provide information pursuant to Item 404 of Regulation S-K.  For example, we note that under the Share Exchange Agreement, Tom Packouz has an executive employment agreement and an arrangement with FMI pursuant to which he receives a $90,000 annual salary and a monthly consulting fee.  Ensure that you describe the material terms of these agreements and any other related party transaction required to be disclosed under Item 404.

Item 9. Market Price of and Dividends on the Registrant's Common Equity . . ., page 16
Market Information, page 17

28. Please revise to provide information for each quarterly period within the two most recent
fiscal years pursuant to Item 201(a)(iii) of Regulation S-K.  For each quarter in which
there is no trading, please indicate that in your responsive disclosure.

Item 10.  Recent Sales of Unregistered Securities, page 16
Item 3.02 Unregistered Sales of Equity Securities, page 17

29. Please revise to indicate the section of the Securities Act of 1933 or rule under which
exemption from registration is claimed and state briefly the facts relied upon to make the
exemption available.  See Item 3.02(a) Form 8-K Instructions and Item 701(d) of
Regulation S-K.

Item 5.02  Departure of Directors or Certain Officers; Election of Directors;  . . . page 17

30. Please revise to disclose information pursuant to Item 5.02(c) of Form 8-K, including the
date of the appointment of Ms. Juetten and her business experience for the past five
years.

31. Please revise to disclose information relating to the election of Mr. Packouz as a director
pursuant to Item 5.02(d) of Form 8-K.

Item 9.01 – Financial Statements, page 17

32. Please tell us how you considered the requirements of Item 9.01(c) in concluding that you
had an additional 71 days to file the financial statements of Feature Marketing, Inc. along
with pro forma financials and any additional information required by Item 2.01(f). Please
tell us how you determined that your assets and operations would not be considered
"nominal" for purposes of the definition of a shell company in Rule 405 under the
Securities Act and Rule 12b-2 under the Exchange Act.

Exhibits, page 17

33. Please revise to include in your exhibit index all of the exhibits that would be required by
Item 601 of Regulation S-K in connection with a Form 10 registration statement. To the
extent you plan to incorporate exhibits by reference, please identify the filing in which they
may be found.

34. Please revise to file an executed version of the Share Exchange Agreement and include all of
the schedules and exhibits of such agreement.

**Form 10-K for the fiscal year ended June 30, 2010**
**Form 10-Q for the quarterly period ended September 30, 2010**

Cover page

35. We note that you disclose that your common stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.   However, it does not appear that you have ever registered any class of securities under Section 12(b) or 12(g) of the Exchange Act.  In future filings, please ensure that you do not suggest that any class of your securities are registered under the Exchange Act on your Form 10-K, including on the cover page, until such time as you have an effective Exchange Act registration statement.  Please also confirm your understanding that you will file an Exchange Act registration statement at such time as you meet the requirements of Section 12(g) of the Exchange Act, regardless of whether you intend to list your shares for trading on an exchange.

Cautionary Statement Regarding Forward-Looking Statements, page 4

36. In future filings, please revise this section to eliminate references to the safe harbors set forth in Section 21E of the Exchange Act.  These safe harbor provisions do not apply to statements made by penny stock issuers.  See Section 21E(b)(1)(C) of the Securities Exchange Act of 1934.

Item 9A.  Controls and Procedures, page 25
Evaluation of Disclosure Controls and Procedures, page 25

37. We note your statement that your disclosure controls and procedures are not effective at the "reasonable assurance level."  We also note similar disclosure in your Form 10-Q for the quarter ended September 30, 2010.  In future Form 10-K and Form 10-Q filings, please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.  Please show us in your supplemental response what the disclosure will look like.

Section 16(a) Beneficial Ownership Reporting Compliance, page 28

38. We note your disclosure that a previous beneficial owner of more than 10% of your common stock did not file a Form 4.  In future filings, please identify each person who failed to file on a timely basis reports required by Section 16(a) of the Securities Exchange Act of 1934.  Please refer to Item 405 of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 31

39. We note disclosure on page 29 in the "Share-Based Payment" section that you have a consulting agreement with Naser Ahmad, your Chief Technology Officer. In future filings, please file this agreement and include the agreement in your exhibit index. Please see Item 601(b)(10)(iii) of Regulation S-K.

40. We note that you disclose in Exhibit 3.2 that the amendment to your articles of incorporation was filed on May 28, 2010. We note that the amendment was filed on June 2, 2010. In future filings, please revise your reference to your articles of incorporation.

41. Since you have engaged in a reverse merger and changed the location and name of your company from BlueStar Financial Group, Inc. to YouChange Holdings Corp., please let us know if you have filed the most recent version of your by-laws. For example, we note that the by-laws you have filed provide for a year end of December 31 and that your corporate office will be located in Washington state. These items appear to be inconsistent with your current status.

Signatures

42. In future filings, please also include the signature of the principal accounting officer. Any person who occupies more than one position shall indicate each capacity in which he signs the report. See Instruction D(2) of Form 10-K.

Certifications, Exhibits 31.1 and 31.2

43. We note that in your Form 10-K for the fiscal year ended June 30, 2010 and your Form 10-Q for the quarterly period ended September 30, 2010, you used the word "annual" in paragraph 1 even if the certification covered a quarterly report, and changed the words "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 5. In future filings, please file the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director